EXHIBIT 99.1

Smackover Lithium Signs First Binding Customer Offtake Agreement for the South West Arkansas Project

All figures are in US dollars unless otherwise stated.

LEWISVILLE, Ark., March 09, 2026 (GLOBE NEWSWIRE) -- Smackover Lithium, a joint venture (“JV”) between Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV: SLI) (NYSE.A: SLI) and Equinor, through subsidiaries of Equinor ASA, announced the signing of its first commercial offtake agreement for the South West Arkansas Project (“SWA Project” or the “Project”) with Trafigura Trading LLC (“Trafigura”). Trafigura is a market leader in the global commodities industry, with an established presence across battery metals markets including lithium.

Under the terms of this binding take-or-pay offtake agreement (the “Agreement”), the JV will supply Trafigura with 8,000 metric tonnes per year of battery-quality lithium carbonate over a 10-year period, beginning at the start of commercial production. Pricing terms of the Agreement are subject to confidentiality but are structured to support the anticipated financing for the Project.

David Park, Chief Executive Officer of Standard Lithium stated, “The execution of this offtake agreement was the culmination of months of collaboration and negotiation and is a major milestone in moving the SWA Project towards FID and construction. We are excited about the opportunity to collaborate with a strong industry leader like Trafigura and look forward to providing them with high quality lithium carbonate to serve growing domestic and global markets in the coming years.”

Gonzalo De Olazaval, Head of Metals and Minerals at Trafigura, commented, “We are pleased to have signed this offtake agreement with Smackover Lithium, further strengthening our North American critical minerals footprint. The SWA Project is expected to provide a reliable source of battery-grade lithium carbonate produced in the United States, enhancing domestic supply chains. We look forward to collaborating with Smackover Lithium on this strategic project and delivering this material to customers across North America and globally.”

The JV is seeking to finalize customer offtake agreements for roughly 80% of the 22,500 tonnes of annual nameplate lithium carbonate capacity for the initial phase of the SWA Project. This first Agreement represents over 40% of the targeted offtake commitments. The JV is in advanced commercial negotiations with multiple additional parties with the aim to complete this process as soon as practical.

The offtake process is being run in conjunction with the SWA Project financing process and is critical to supporting the contemplated debt size, duration and structure. The JV plans to announce additional customer offtake agreements as they are finalized, in preparation for a Final Investment Decision (“FID”) for the SWA Project and the close of Project financing. The JV provided a financing update on December 9th, 2025 highlighting indications of interest for over $1 billion in debt.

Standard Lithium intends to provide an update on customer offtakes and FID plans for the Project with its upcoming fourth quarter 2025 earnings release and conference call, with details to be made available on the Company website and via future press release.

About Smackover Lithium

Smackover Lithium is a branded identity of jointly held projects between Standard Lithium and Equinor, through subsidiaries of Equinor ASA. Formed in May 2024, Smackover Lithium is developing multiple direct lithium extraction (“DLE”) projects in Southwest Arkansas and East Texas (the “JV Projects”). Standard Lithium owns a 55% interest and Equinor holds the remaining 45% interest in the JV Projects, with Standard Lithium maintaining operatorship.

About Standard Lithium Ltd.

Standard Lithium is a leading near-commercial lithium development company focused on the sustainable development of a portfolio of large, high-grade lithium-brine properties in the United States. The Company prioritizes projects characterized by high-grade resources, robust infrastructure, skilled labor, and streamlined permitting. Standard Lithium aims to achieve sustainable, commercial-scale lithium production via the application of a scalable and fully integrated DLE and purification process. The Company’s flagship projects are in the Smackover Formation, a world-class lithium brine asset, focused in Arkansas and Texas. In partnership with global energy leader Equinor, Standard Lithium is advancing the SWA Project, a greenfield project located in southern Arkansas, and actively advancing a promising lithium brine resource position in East Texas, the Franklin Project.

Standard Lithium trades on both the TSX Venture Exchange (“TSXV”) and the NYSE American under the symbol “SLI”. Visit the Company’s website at www.standardlithium.com for more information.

About Equinor

Equinor is an international energy company committed to long-term value creation in a low-carbon future. Equinor’s portfolio of projects encompasses oil and gas, renewables, and low-carbon solutions, with an ambition of becoming a net-zero energy company by 2050. Headquartered in Norway, Equinor is the leading operator on the Norwegian continental shelf and has offices in more than 20 countries worldwide. Equinor’s relationship with Standard Lithium to mature DLE projects builds on its broad US energy portfolio of oil and gas, offshore wind, low carbon solutions, and battery storage projects.

For more information on Equinor in the US, please visit: Equinor in the US - Equinor.

About Trafigura

Trafigura is a leading commodities group, owned by its employees and founded over 30 years ago. At the heart of global supply, Trafigura connects vital resources to power and build the world. We deploy infrastructure, market expertise and our worldwide logistics network to move oil and petroleum products, metals and minerals, gas and power from where they are produced to where they are needed, forming strong relationships that make supply chains more efficient, secure and sustainable. We invest in renewable energy projects and technologies to facilitate the transition to a low-carbon economy, including through MorGen Energy and joint venture Nala Renewables.

The Trafigura Group also comprises industrial assets and operating businesses including multi-metals producer Nyrstar, fuel storage and distribution company Puma Energy, the Impala Terminals joint venture and Greenergy, supplier and distributor of transportation fuels and biofuels. The Group employs approximately 14,500 people, of which over 1,400 are shareholders, and operates in over 150 countries.

Visit: www.trafigura.com

Investor Inquiries
Daniel Rosen
+1 604 409 8154
investors@standardlithium.com

Media Inquiries
media@standardlithium.com

Neither the TSXV nor its Regulation Services Provider (as that term is defined in policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target, “plan”, “forecast”, “may”, “could”, “should”, “schedule”, “predict”, “budget”, “project”, “potential” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to the timing of any development of the SWA Project, the Agreement’s ability to move the Project towards FID, the expectation that the Project will provide a reliable source of battery-grade lithium carbonate in the United States, the expectation and timing of finalizing additional offtake agreements, including the anticipated quantity of such offtake agreements, the anticipated pricing and take-or-pay structure of future offtake agreements, the ability of the JV to supply 8,000 metric tonnes per year of battery-quality lithium carbonate, the ability to secure debt financing on terms and timelines acceptable to the Company, regulatory or government requirements or approvals and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements and information other than as required by applicable laws, rules and regulations.